Contact

+1 929 248 9696 (Mobile)
rahim.dialloib@gmail.com

www.linkedin.com/in/dialloib
(LinkedIn)

Top Skills

Market Research
Product Management
Legal Compliance

Languages

French (Native or Bilingual)
English (Native or Bilingual)
German (Limited Working)
Fulah (Native or Bilingual)
Susu (Native or Bilingual)

Ibrahima Diallo

Co-founder of Ginjan Bros & Jawudi – Bullish on Africa!
New York, New York, United States

Summary

2x founder – Do this at your own risk :)

1. Co-founder of @ginjanbros, a New York City based CPG company that develops and brings to market food & beverages products inspired by timeless traditional African recipes... The flavors of Africa, from us, to you!

2. Founder of Jawudi, a fintech on a mission to connect the resources of the global African diaspora.

Academically I'm a Materials Scientist & Engineer by training and insatiably curious about how everything works.

_____

Experience

Jawudi, Inc.
Founder / CEO
September 2020 - Present (4 years)
New York, New York, United States

We connect the resources of the global African diaspora. We do this by helping people move value into, out of and within Africa without the disjointed mechanisms they currently rely on. And we harness the resources of the African diaspora for the effective development of the continent.

Ginjan Bros, LLC
Co Founder & COO
May 2015 - Present (9 years 4 months)
New York, NY

+ P&L responsibilities
+ Sourcing and negotiating with raw material, packaging, & logistics suppliers to minimize cost
+ Continuously improving production processes to identify & eliminate bottlenecks

+ Managing production and implementing GMPs for optimal food safety and quality
+ Forecasting production to align with customer expectations
+ Overseeing order fulfillment operations - wholesale to distributors and eCommerce D2C
+ Working cross-functionally with sales & marketing to set performance targets
+ Managing FDA & NY dept. of Agriculture & Markets compliance efforts; including SOPs and HACCP plans

MIST Harlem - My Image Studios LLC
Operations Manager
November 2014 - December 2015 (1 year 2 months)
Greater New York City Area

+ Developed standard policies and procedures for training, cost controls, and operations
+ Maximized financial performance for the beverage departments of four revenue centers
+ Conducted competitive analysis and gathered data to ensure alignment with F&B trends and market prices
+ Served as the lead in relation to concept, design, service, and financial plan for new F&B offerings
+ Recruited and trained bar staff. Prepared training materials for restaurant and special events staff
+ Managed all consultant/vendor contracts and relationships
+ P&L responsibilities

Experteer
Senior Analyst
May 2013 - December 2014 (1 year 8 months)
Munich Area, Germany

+ Analyzed HR needs of organizations in the engineering, media, and financial sectors
+ Determined the staffing needs of those organizations and matched them with our private clients
+ Maintained a database reflecting weekly changes of premium job openings in my portfolio companies

Technische Universität München
2 years 7 months

Fuel Cell Analyst

February 2012 - August 2014 (2 years 7 months)

• Prepared Membrane Electrode Assemblies (MEAs) and built fuel cell stacks
• electrochemically characterized MEAs using a test station and impedance spectroscopy
• measured polymer conductivities of ionomers used in the catalyst layer; and analyzed the results
• Wrote reports of findings for publication. The goal being the improvement of Alkaline Fuel Cell performance and durability to enable commercial deployment.

Working Student
October 2012 - April 2013 (7 months)

• Prepared graphite samples by polishing HOPG (Highly Oriented Pyrolitic Graphite) surfaces
• coated the graphite samples with gold thin films and imaged the samples with Atomic Force Microscopy
• prepared solutions for layer by layer assembly of the substrates that are to be deposited on the gold coated graphite. Layer by layer assembly to build broad wavelength absorbing solar panels was the desired outcome of the project.

Michigan State University
Research Assistant
January 2009 - May 2010 (1 year 5 months)

• Prepared animal subjects for implants of ceramic, polymer, and metal biomaterials used in orthopedic and reconstructive surgeries
• assist in implant procedures; monitor health of the animals throughout the experiment
• Assist Faculty in the ceramics processing lab in preparing ceramic powders using near-net casting techniques
• set up and monitored sintering ovens; stress tested finished products, logged and processed the data for further investigation by graduate Teaching Assistants
• Logged findings and undertook process improvement studies

Michigan State Police
Security Officer
June 2005 - April 2007 (1 year 11 months)

• Monitored a three-tiered surveillance system of the Department of Emergency Management and Homeland Security

• Served as a gatekeeper to visitors, unauthorized employees, and other State personnel that needed access to the head of the department
• Organized deliveries with suppliers, prepared access documentation for contractors that needed access to restricted areas of the facility, and directed daily facility security sweeps.

———

Education

Technische Universität München
Master's degree, Materials Engineering · (2012 - 2014)

Ludwig-Maximilians Universität München
Master's Degree, Materials Science · (2012 - 2014)

Université des Sciences et Techniques du Languedoc (Montpellier II)
Master's Degree, Materials Science · (2013 - 2014)

Michigan State University
BS, Materials Science and Engineering · (2007 - 2010)